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                                                                  EXHIBIT (e)(7)


                                January 28, 2003

By Facsimile, Email and U.S. Mail

Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, Illinois 60196

Attention: Donald McLellan

         Re: Tender Offer for Shares of Next Level Communications, Inc.
             ----------------------------------------------------------

Dear Don:

     We are the Independent Committee (the "Independent Committee") of the Board of Directors (the "Board") of Next Level Communications, Inc. (the "Company") formed in response to your unsolicited tender offer (the "Tender Offer") announced by you on January 13, 2003 and as to which you filed your Schedule TO on January 27, 2003.

     As you know, the Company is required (i) to make a statement to security holders disclosing the Company's position with respect to the Tender Offer pursuant to Rule 14e-2, an anti-fraud rule, and (ii) to file a response (the "Schedule 14D-9") to the Tender Offer pursuant to Rule 14d-9. In order to have the information necessary to comply with these rules under the Securities Exchange Act of 1934, we need you to confirm the following matters:

     1. Motorola agrees to support and take all actions necessary (including, without limitation, waiver of any veto rights you may maintain that you have) to support the fund raising efforts approved by the Board at its meeting on December 4, 2002. We note that a Motorola executive who is a director of the Company was present at that meeting and gave his approval to the fund raising efforts. As you know, in reliance on that approval, we hired Raymond James Associates, Inc. as our investment banker on January 10, 2003 (the business day immediately preceding your announcement of your Tender Offer) to raise equity funds for the Company. We note that on December 5, 2001, you vetoed a proposed financing that had been negotiated with third parties by the Company and that, as part of the terms of the preferred stock that you purchased in lieu of the third-party financing, you insisted, over the objection of the Company's management, on provisions for veto rights that you may maintain exist as to subsequent financings.

     2. In light of the effect of your actions on our planned financing, whatever the outcome of the Tender Offer, Motorola agrees to continue to finance the implementation of the business plan reviewed by the Board at its meeting on December 4, 2002 at least through December 31, 2003. We note that a Motorola executive who is a director of the Company was present at that meeting and did not raise any objection to the business plan.

     3. Motorola agrees to not seek to use any veto rights that you may maintain you have with respect to any stockholder rights plan approved by the Independent Committee and the Board.

     4. Whatever the outcome of the Tender Offer, Motorola agrees to vote all shares of Company stock held by Motorola in favor of any stock split that the Independent Committee and the Board determine may be advisable in order to maintain a listing on any Nasdaq market.

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     5. Motorola agrees to perform in all respects all of your obligations under the existing agreements between the Company and Motorola including, without limitation, those agreements dated April 20, 2001, as amended.

     The aim of the Independent Committee is to make an informed decision for purposes of the required Schedule 14D-9 as to the course of action that is in the best interests of all stockholders of the Company. To that end, we need your written response to this letter on or before 48 hours from the transmission of this letter to you. If we do not receive an affirmative response to any or all of the confirmations requested above within such 48-hour period, we will assume that you have declined to provide such a confirmation. Please direct your response to our general counsel, Keith Zar, or our outside counsel, Christopher Kaufman of Latham & Watkins. You should also direct any questions you may have in connection with formulating your response to Keith or Kit.


                                       Very truly yours,

                                       /s/  Paul S. Latchford, Jr.

                                       Paul S. Latchford, Jr.
                                       on behalf of the Independent Committee
                                       of the Board of Directors of Next Level
                                       Communications, Inc.